

December 9, 2014

C. Christopher Sprague, Esquire
Vice President and Corporate Counsel
The Prudential Insurance Company of America
200 Wood Avenue
Iselin, NJ 08830-2706

      Re: PRIAC Variable Contract Account A
                Initial Registration Statements on Form N-4
                File Numbers: 333-199286

Dear Mr. Sprague:

The staff has reviewed the above-referenced registration statement, which the Commission received on October 10, 2014 and our comments are noted below. Capitalized terms have the same meaning as in the courtesy copy of the filing which you provided.

1. Fee Tables (Page 4)
    The maximum charge for the Step-Up benefit and the Spousal Benefit (if any) should be
    reflected in the table

2. Example (Page 6)
    Please reflect in the example the maximum Step-Up charge as well as the maximum charge
    for the Income Flex Target Benefit and the Spousal Benefit (if any).

3. Financial Statements (Page 7)
    (a) Please note that if this filing is to become effective after December 31, 2014 and
    for the first 90 days thereafter, third-quarter interim financials or audited/unaudited
    2014 year-end financials for the separate account and the depositor must be included. If
    there are audited financials, those must be included together with appropriate consents.

    (b) Please revise the language as to when accumulation unit values will be provided since
    this appears to be a new contract.

4. What Investment Option Can I Choose? (Page 9)
    Please clearly state that there is only one investment option.

5. <u>Section 6 (Page 10)</u>
   Please state the length of the temporary suspension period for additional Purchase
   Payments following an Excess Withdrawal or withdrawal before the Lock-In Date. Also,
   state the period before the Lock-In Date during which a withdrawal will result in the
   suspension period mentioned in this section.

6. <u>Substitution (Page 17)</u>
   Please indicate that the option you will make available will have substantially similar
   investment objectives.

7. <u>Annual Guaranteed Withdrawal Amount (Page 23)</u>
   Please revise the second and third paragraphs in this section to more clearly describe when
   the Income Base would have no value. In this regard, please include the minimum Income
   Base necessary to lock in Guaranteed Withdrawal Amounts for a single life and the Spousal
   Benefit in each age band noted in the chart provided.

8. <u>Withdrawal Under the Prudential IncomeFlex Target Benefit (Page 27)</u>
   Please clearly state when the Spousal Benefit may be elected.

9. <u>Financial Statements, Exhibits, and Other Information</u>
   Financial statements, exhibits, and other required or missing disclosure not included
   in this registration statement must be filed in a pre-effective amendment to
   the registration statement.

10. <u>Tandy Comment</u>
    We urge all persons who are responsible for the accuracy and adequacy of the
    disclosure in the filings reviewed by the staff to be certain that they have provided all
    information investors require for an informed decision. Since the registrant and its
    management are in possession of all facts relating to the registrant's disclosure, they are
    responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the registrant requests acceleration of the
    effective date of the pending registration statement, it should furnish a letter, at the
    time of such request, acknowledging that

    · should the Commission or the staff, acting pursuant to delegated authority, declare the
      filing effective, it does not foreclose the Commission from taking any action with respect
      to the filing;
    · the registrant is responsibility for the adequacy and accuracy of the disclosure in the
      filing; the staff's comments, the registrant's changes to the disclosure in response to the
      staff's comments or the action of the Commission or the staff, acting pursuant to
      delegated authority, in declaring the filing effective, does not relieve registrant from this
      responsibility; and
    · the registrant may not assert this action or the staff's comments as a defense in any
      proceeding initiated by the Commission or any person under the federal securities laws of
      the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

/s/ Sally Samuel

Sally Samuel
Senior Counsel
Disclosure Review Office